

Mail Stop 3561

September 14, 2017

Liam Butterworth
President and Chief Executive Officer
Delphi Jersey Holdings PLC
Courteney Road
Hoath Way
Gillingham, Kent ME8 0RU
United Kingdom

>   **Re: Delphi Jersey Holdings PLC**
>   **Amendment No. 2 to Form 10-12B**
>   **Filed September 7, 2017**
>   **File No. 001-38110**

Dear Mr. Butterworth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 15. Financial Statements and Exhibits, page 2

1. Please file the following agreements as exhibits to your registration statement or tell us why you believe the respective agreement is not material to you:
    - Contract Manufacturing Services Agreement on page 69 of Exhibit 99.1, and
    - Credit Agreement with JPMorgan Chase Bank, N.A. on page 95 of Exhibit 99.1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Cathy Birkeland, Esq.
        Latham & Watkins LLP